Exhibit 99.1

For Immediate Release

YY Group Announces US$20 Million At-The-Market Offering Facility

SINGAPORE, February 27, 2026 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group” or the “Company”), a global leader in on-demand workforce solutions and integrated facilities management (IFM), today announced that it has entered into an At The Market Sales Agreement (the “ATM Agreement”) with Spartan Capital Securities, LLC (“Spartan”) and Wilson-Davis & Co., Inc. (“WDCO,” and together with Spartan, the “Sales Agents”), pursuant to which the Company may offer and sell, from time to time, up to US$20,000,000 of its Class A Ordinary Shares through the Sales Agents, acting as sales agents.

Sales of the shares, if any, will be made at market prices by methods deemed to be an “at the market offering” as defined in Rule 415 under the Securities Act, including without limitation sales made directly on The Nasdaq Capital Market, on any other existing trading market for the Class A Ordinary Shares or to or through a market maker. The Sales Agents may also sell the Class A Ordinary Shares (i) in privately negotiated transactions with the consent of the Company or (ii) in block transactions. The Company is under no obligation to sell any shares under the ATM Agreement and may suspend or terminate the offering at any time. The Company expects to use (i) up to approximately $0.4 million of the net proceeds from this offering to satisfy certain outstanding debt obligations and (ii) any additional net proceeds from this offering for general corporate purposes, which may include business diversification and development initiatives and capital expenditures.

The offering is being made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-286705), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 23, 2025, and declared effective on April 30, 2025. A prospectus supplement describing the terms of the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov.

Spartan Capital Securities, LLC is serving as the lead sales agent for the offering and Wilson-Davis & Co., Inc. is serving as an additional sales agent for the offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About YY Group Holding Limited

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Asia, Europe, Africa, Oceania and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please visit https://yygroupholding.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market in Hong Kong, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

Investor Contact

Jason Phua Zhi Yong, Chief Financial Officer

YY Group

enquiries@yygroupholding.com